Airbee Wireless, Inc.
No 1A First Lane, Shanti Ram Center
Nungambakkam High Road
Nungambakkam, Chennai 600034
India

July 16, 2009

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549

Attn:  Stephen Krikorian and Morgan Youngwood

Re:	Response to Comment on Airbee Wireless, Inc. Forms 10-Q for the quarterly period ended September 30, 2008 Filed on November 19, 2008 File No. 000-50918

Dear Messrs. Krikorian and Youngwood:

In connection with our responses to the SEC comment letter dated December 11, 2008, the Company acknowledges the following regarding our above-captioned reports:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ E. Eugene Sharer
E. Eugene Sharer
Interim Chief Financial Officer